                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                    EASTBROKERS INTERNATIONAL INCORPORATED
                    --------------------------------------
                  (formerly known as Czech Industries, Inc.)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  276052 10 7
                                --------------
                                (CUSIP Number)

                               Wolfgang Kossner
                              ZE Beteiligungs AG
                                 Freyenthurn 1
                           9020 Klagenfurt, Austria
                              011-43-1-315-29-80
                              ------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 5, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  276052 10 7
-------------------------------------------------------------------------------
  1)     Name of Reporting Person:  KHS Beteiligungs AG
         S.S. or I.R.S. Identification No. of Above Person: Not applicable

-------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group              (a)[  ]
                                                                       (b)[  ]

-------------------------------------------------------------------------------
  3)     SEC Use Only

-------------------------------------------------------------------------------
  4)     Source of Funds  PF

-------------------------------------------------------------------------------
  5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)[  ]

-------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

-------------------------------------------------------------------------------
                           7)       Sole Voting Power:
  Number of
  Shares              ---------------------------------------------------------
  Beneficially             8)       Shared Voting Power:  768,039 shares of
  Owned by                          Common Stock
  Each                ---------------------------------------------------------
  Reporting                9)       Sole Dispositive Power:
  Person
  With                ---------------------------------------------------------
                           10)      Shared Dispositive Power: 768,039 shares
                                    of Common Stock
-------------------------------------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  768,039 shares of Common Stock*
-------------------------------------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

*Does not include options to acquire 67,000 shares at $10.00 per share held by Mr. Kossner.
-------------------------------------------------------------------------------
  13)    Percent of Class Represented by Amount in Row (11):

                  27.18% of Common Stock, based on 2,826,000 shares of Common Stock issued and outstanding at February 1, 1997. See Item 5 herein.
-------------------------------------------------------------------------------
  14)    Type of Reporting Person   CO

-------------------------------------------------------------------------------

CUSIP No.  276052 10 7
-------------------------------------------------------------------------------
  1)     Name of Reporting Person:  Wolfgang M. Kossner
         S.S. or I.R.S. Identification No. of Above Person:  Not applicable

-------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group              (a)[  ]
                                                                       (b)[  ]
-------------------------------------------------------------------------------
  3)     SEC Use Only

-------------------------------------------------------------------------------
  4)     Source of Funds  PF

-------------------------------------------------------------------------------
  5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)[  ]

-------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

-------------------------------------------------------------------------------
                           7)       Sole Voting Power:
Number of
Shares                ---------------------------------------------------------
Beneficially               8)       Shared Voting Power:  768,039 shares of
Owned by                            Common Stock
Each                  ---------------------------------------------------------
Reporting                  9)       Sole Dispositive Power:
Person
With                  ---------------------------------------------------------
                           10)      Shared Dispositive Power:  768,039 shares
                                    of Common Stock

-------------------------------------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  768,039 shares of Common Stock*
-------------------------------------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

*Does not include options to acquire 67,000 shares at $10.00 per share held by Mr. Kossner.
-------------------------------------------------------------------------------
  13)    Percent of Class Represented by Amount in Row (11):

                  27.18% of Common Stock, based on 2,826,000 shares of Common Stock issued and outstanding at February 1, 1997. See Item 5 herein.

-------------------------------------------------------------------------------
  14)    Type of Reporting Person  IN

-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.05 par value, of Eastbrokers International Incorporated, formerly known as Czech Industries, Inc. ("Common Stock"), a Delaware corporation having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer").

ITEM. 2. IDENTITY AND BACKGROUND.

Corporate Securityholder

         (a) This statement is being filed by KHS Beteiligungs AG, an Austrian corporation ("KHS"),

         (b) The address of the principal executive office of KHS is Sceuferstrasse 307, 9500 Villach, Austria.

         (c) The principal business of KHS: KHS was formed to be a holding company and has no operations.

         (d) During the last five years, KHS has not been convicted in a criminal proceeding.

         (e) During the last five years, KHS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling KHS Beteiligungs AG and the Central & Eastern Europe Fund.

         Wolfgang M. Kossner

         (a) This statement is also being filed by Wolfgang M. Kossner, a principal shareholder and a member of the supervisory board of KHS.

         (b) Mr. Kossner's business address is ZE Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

         (c) Mr. Kossner's principal occupation is as Managing Director of ZE Beteiligungs AG, an Austrian corporation.

         (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Kossner is a citizen of Austria.


         Johannes Perzi

         (a) This statement is also being filed by Johannes Perzi, managing director of KHS.

         (b) Mr. Perzi's business address is ZE Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

         (c) Mr. Perzi's principal occupation is as Managing Director of KHS Beteiligungs AG, an Austrian corporation.

         (d) During the last five years, Mr. Perzi has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Perzi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Perzi is a citizen of Austria.

         Peter Schmid

         Mr. Schmid is no longer an officer, director or shareholder of KHS.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 162,264 shares of Common Stock of the Company which are the subject of this Amendment No. 2 to Schedule 13D were acquired as follows:

         Date              Amount                Price         Consideration
         -------------     --------------        -----         -------------
         March 5, 1997     162,264 shares        $9.42         Cash

ITEM 4. PURPOSE OF THE TRANSACTION.

         The 162,264 shares of Common Stock of the Company referenced herein were acquired for investment purposes.

         While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

KHS Beteiligungs AG

         As of the date hereof, KHS is the record and beneficial owner of 535,539 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. KHS is also the beneficial owner of 200,000 shares of Common Stock which are owned by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for KHS. Collectively said shares represent 27.18% of the issued and outstanding shares of Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997. See also below with respect to 32,500 shares held by a fund of which Mr. Kossner is a director.

Wolfgang M. Kossner

         As of the date hereof Wolfgang M. Kossner is the indirect beneficial owner of 768,039 shares of Common Stock of the Company over which he has shared power to direct the vote and to dispose of such shares. Said 768,039 shares represent 27.18% of the issued and outstanding shares of Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997. Included in this number are 32,500 shares owned by the Central and Eastern Europe Fund (the "Fund") of which Mr. Kossner is a director. The reference to these shares should not be deemed as an admission that Mr. Kossner is the beneficial owner of the shares owned by the Fund for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934. The foregoing does not include options to acquire 67,000 shares at $10.00 per share held by Mr. Kossner.

Peter Schmid

         Mr. Schmid is no longer an officer, director or shareholder of KHS.

         (c) Other than the transactions described in this Amendment No. 2, none of the Reporting Persons has effected any transaction in the securities of the Company during the period subsequent to the filing of the Schedule 13D, as amended, to which this Amendment No. 2 relates.

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 4, 1997                        KHS BETEILIGUNGS AG



/s/ WOLFGANG M. KOSSNER                     By:   /s/ JOHANNES PERZI
--------------------------------               --------------------------------
Wolfgang M. Kossner                            Johannes Perzi
                                               Managing Director